UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-37669

Nomad Foods Limited

(Translation of registrant’s name in English)

Forge, 43 Church Street West

Woking, GU21 6HT

+ (44) 208 918 3200

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Pricing of Term Loans

On October 30, 2025, Nomad Foods Limited (the “Company”) entered into an Amendment and Restatement Agreement by and among the Company, and Citibank Europe Plc, UK Branch as agent and Kroll Trustee Services Limited as security agent on behalf of certain other finance parties thereto and the other lenders and parties thereto (the “Amendment and Restatement Agreement”) relating to that certain Senior Facilities Agreement dated July 3, 2014 (as amended and restated from time to time, including pursuant to amendment and restatement agreements dated May 3, 2017, June 22, 2021, November 8, 2022 and April 29, 2024, the “Senior Facilities Agreement”). Pursuant to the Amendment and Restatement Agreement, the Senior Facilities Agreement was amended and restated (as amended and restated the “Amended Senior Facilities Agreement”) to, among other things refinance the Company’s existing USD 679 million Term Loan B due 2029 and existing EUR denominated Term Loan B of EUR 880 million and EUR 553 million due 2029 (the “Existing Loans”) with a (i) USD 620 million term loan bearing interest at a rate per annum equal to the SOFR rate plus 2.5% due 2032 and (ii) EUR 880 million term loan bearing interest at a rate per annum equal to EURIBOR plus 2.5% due 2032 (collectively the “Term Loans”). The Company intends to use the net proceeds received in connection with the Amended Senior Facilities Agreement to repay the Existing Loans and for transaction expenses and general corporate purposes. The Term Loans are expected to close on November 10, 2025, subject to customary closing conditions. The description of the Amended Senior Facilities Agreement contained herein is not intended to be complete and is qualified in its entirety by reference to the full text of the Amended Senior Facilities Agreement, which is attached hereto as Exhibit 99.1.

On October 30, 2025, the Company issued a press release announcing the pricing of the Term Loans. A copy of the press release is furnished as Exhibit 99.2 to this Report on Form 6-K.

Nomad Foods Declares Quarterly Dividend

On October 30, 2025, Nomad Foods Limited (the “Company”) announced that its Board of Directors has declared a quarterly cash dividend of $0.17 per share on the Company’s issued and outstanding ordinary shares. The dividend will be payable on November 26, 2025 to shareholders of record as of the close of business on November 10, 2025. A copy of the press release announcing the declaration of the quarterly cash dividend is furnished as Exhibit 99.3 to this Report on Form 6-K.

Except as specifically stated herein, this Report on Form 6-K (other than Exhibits 99.2 and 99.3) is hereby incorporated by reference into the registration statements on (i) Form S-8 filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2016 (File No. 333-211095), (ii) Form F-3, initially filed with the Commission on March 30, 2017 and declared effective on May 2, 2017 (File No. 333-217044), (iii) Form F-3ASR filed with the Commission on March 1, 2023, which was automatically effective upon filing with the Commission (File No. 333-270190) ) and (iv) Form S-8 filed with the Commission on June 16, 2025 (File No. 333-288081).

Forward-Looking Statements

This press release contains “forward-looking” statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding the Amended Senior Facilities Agreement, closing of the refinancing of the Existing Term Loans and the use of proceeds received in connection with the Amended Senior Facilities Agreement. These statements are based on management’s estimates and assumptions with respect to future events, and are believed to be reasonable, though are inherently difficult to predict. The Company cautions that these forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in these forward-looking statements. Undue reliance should, therefore, not be placed on such forward-looking statements. Any forward-looking statements contained in this announcement apply only as at the date of this announcement and are not intended to give any assurance as to future results. The Company will update this announcement as required by applicable law, rule or regulation, but otherwise expressly disclaims any obligation or undertaking to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Ruben Baldew
Name: Ruben Baldew
Title: Chief Financial Officer

Dated: October 30, 2025

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Amendment and Restatement Agreement by and among the Company, and Citibank Europe Plc, UK Branch as agent and Kroll Trustee Services Limited as security agent on behalf of certain other finance parties thereto relating to that certain Senior Facilities Agreement originally dated July 3, 2014 (as amended and restated from time to time, including pursuant to amendment and restatement agreements dated May 3, 2017, June 22, 2021, November 8, 2022 and April 29, 2024.)

99.2	Press Release issued by Nomad Foods Limited on October 30, 2025 related to the refinancing of the Term Loans.

99.3	Press Release issued by Nomad Foods Limited on October 30, 2025 related to the dividend declaration.